Mail Stop 3561

May 29, 2009

Kurt Wise
President
Wise Sales, Inc.
4701 Washington Ave., Suite 210
Racine, Wisconsin 53406

> **Re: Wise Sales, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-158966**
> **Filed May 4, 2009**

Dear Mr. Wise:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   You disclose on your prospectus cover page and elsewhere in your registration statement that you are "offering the shares on a self-underwritten, "best efforts," all or none basis directly through our officer and director" and that "if all shares are not sold and the total offering amount is not deposited by the expiration of the offering, all monies will be returned to investors, without interest or deduction." You also refer to "$30,000 Maximum Offering" size and set forth certain information in the table on the prospectus cover page on both a minimum and maximum basis. In addition, under the heading Terms of the Offering" on page 16 you state that you are offering "on a best efforts basis

a maximum of 3,000,000 shares." Please revise your registration statement to remove references to minimum and maximum since your offering is being conducted on a best efforts, all or none basis or tell us why it is not appropriate to do so. Please also revise the table on the prospectus cover page to provide the information required by Item 501(b)(3) of Regulation S-K. Refer to Item 1 of Form S-1.

2.   Based on disclosure elsewhere in your registration statement, it appears that you expect to identify a market maker to apply to have your stock quoted on the OTC Bulletin Board. Please disclose this intent on the prospectus cover page and cross-reference to your disclosure setting forth the risks associated with establishing and maintaining a market in your shares appropriate. Refer to Item 1 of Form S-1 and Item 501(b)(4) of Regulation S-K. In addition, several places in your registration statement you disclose that "you intend to apply for admission to quotation of [your] securities on the NASD OTC Bulletin Board…" Since a market maker must submit this application on your behalf and you cannot apply for admission, please revise this disclosure so that it is consistent with your disclosure under the heading "Determination of the Offering Price" on page 14.

In addition, each time you reference listing on the OTCBB, please state that "no market makers have committed to becoming market makers for [your] common stock and none may do so" or cross-reference to your risk factor "[t]here is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares" on page 11.

Prospectus Summary, page 5

General

3.   Please disclose that Mr. Wise currently owns and will continue to own after completion of the offering sufficient shares to control the operations of the company.

The Offering, page 6

4.   In the line item "Securities Being Offered," you disclose that the par value of your common stock is $0.01 per share. Please revise to reflect the $0.001 par value of your common stock set forth in your charter.

5.   Please revise the line item "Net Proceeds to Our Company" to reflect either gross proceeds or indicate that the $30,000 proceeds is before expenses of the offering.

Summary Financial Information, page 7

6.   We note that you are presenting income tax expense of $123. Based on your audited financial statements, it appears that you should revise the caption of this line item to read

"interest expense" instead of "income tax expense." Please ensure that the information presented here agrees to your financial statements. Additionally, when you update your financial statements to include an interim period for 2009, please consider also disclosing the interim statements of operations data here as we believe this is helpful to your investors.

Risk Factors, page 8

7.   Please ensure that you avoid boilerplate risks that could apply to any company and that your risk factors are described in sufficient detail. For example, the risk described under "[w]e will require financing to implement our current business strategy, and our inability to obtain financing could prohibit us form [*sic*] executing our business plan" could apply to any company in the development phase. If you wish to retain this risk factor, you must clearly explain how this specific risk applies to your company. For example, explain why additional capital may be unavailable to you so that it is clear why this is a material risk of which investors should be made aware. Alternatively, delete this risk factor. Additional examples of a boilerplate risk includes "Competition" on page 9 and "We are subject to intellectual property and other litigation" on page 11.

We will require financing to implement our current business strategy, and our inability…, page 8

8.   In this risk factor you state that "in addition to monies needed to continue operations over the next twelve months, [you] anticipate requiring additional funds in order to execute [your] plan of operations." On page 5 in your prospectus summary under the heading "General Information About the Company," you state that you believe "that raising $30,000 through the sale of common equity is sufficient for the Company to become operational and sustain operations for the next twelve (12) months." Please revise or advise.

The loss of key personnel could adversely affect our business; we could face potential…, page 8

9.   In this risk factor you state that your "success will depend largely on the abilities of [your] senior management, particularly Kurt Wise, the founder, sole director and Chief Executive Officer of the Company." Since it appears that Mr. Wise is your only employee, please revise this risk factor or tell us why it is not appropriate to do so.

Dilution, page 15

10.   It appears that your calculations of net tangible book value after the offering do not take into account estimated offering costs. Please revise your calculations since these costs will reduce post-offering net tangible book value.

Plan of Distribution, page 15

Offering will be sold by our officer and director, page 15

11.   You state under this heading and elsewhere in your registration statement that offers and sales will be conducted only by Kurt Wise in reliance on the safe harbor set forth in Rule 3a4-1 promulgated under the Securities Exchange Act of 1934. Under this heading in items a) through d), please change references from "their" to "his" or tell us why it is not appropriate to do so. Also, please revise d) to state that Mr. Wise "primarily performs…" instead of "will primarily perform…."

Please also revise your disclosure to describe how Mr. Wise will conduct the selling efforts.

Deposit of Offering Proceeds, page 16

12.   You state under this heading that "proceeds from the sale of the shares in this offering will be payable to Law Offices of Joseph L. Pittera, Esq., Escrow Agent f/b/o Spartan Business Services Corporation." Please revise to reflect that the escrow account will be for the benefit of you and not Spartan Business Services Corporation. In addition, under the heading "Stock transfer agent" on page 23 you also refer to Spartan Business Services Corporation. Please revise or advise.

Description of Securities, page 17

Common Stock, page 17

13.   Your indication that "[a]ll shares of common stock now outstanding are fully paid and non-assessable and all shares of common stock which re [*sic*] the subject of this offering, when issued, will be fully paid and for [*sic*] assessable" must be based on an opinion of counsel as the company is not in a position to opine as to the legality of the issuance of the shares. Please revise the discussion to state that counsel has opined on these matters, identify counsel and revise to state "non-assessable" instead of "for assessable."

Reports, page 17

14.   Under this heading you state that "[a]fter this offering, Wise Sales, Inc. will furnish its shareholders with annul [*sic*] financial reports certified by independent accountants, and may, at its discretion, furnish unaudited quarterly financial reports." Please revise this statement to be consistent with your statements under the heading "Available Information" on page 30, in particular your obligation to file, rather than furnish, reports.

Description of Business, page 17

General Information, page 17

15.   You disclose under this heading that you will generate revenue from four primary sources; however, in your prospectus summary under the heading "General Information About the Company" on page 5, you state that you expect to generate revenue from three primary sources. Please revise or advise.

Industry Background, page 18

16.   We note your reference to reports or articles by Robert Coen, Piper Jaffray, Nielson-Net Ratings 2007, Yahoo! and Borrell Associates for qualitative and comparative statements contained in your prospectus under this heading. Please provide copies of these documents to us, appropriately marked to highlight the sections relied upon and cross referenced to your prospectus. Please tell us whether these reports and articles are publicly available without cost or at a nominal expense. Also, please tell us whether you commissioned any of the referenced sources.

Principal Products and Their Markets, page 18

17.   In describing your business, we note that you describe in great detail the principal products currently offered and sold by Wise Savings and Wise Exchange. Since (1) these entities are not your subsidiaries and your investors will not own any indirect interest in these entities, (2) you plan to promote your services to many clients and (3) you do not depend on one or a few clients, please tell us, with a view toward disclosure, why you have disclosed the principal products and markets of Wise Savings and Wise Exchange and not your principal services and markets. Please revise your disclosure under this heading and elsewhere as appropriate to describe in detail your business and your principal services and the markets for those services.

In addition, you disclose that you have entered into a non-exclusive sales representation agreement with your affiliate. Please describe in more detail the terms of this agreement, including whether Wise Savings will continue to market its own products.

18.   In connection with our review of your filing, we reviewed the websites of The Wise Companies and Wise Savings located at www.wisecos.com and www.wisesavings.com listed in your registration statement. The Wise Companies website includes testimonials from owners of businesses who are not listed as participants on the Wise Savings website. Please tell us whether the businesses for which The Wise Companies includes testimonials still use the Wise Savings services. We may have further comment.

Dependence on One or a Few Major Customers, page 20

19.   Under this heading you state that you will not depend on one or a few major customers,
        yet it appears that initially your only clients will be your affiliates, Wise Savings and
        Wise Exchange. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of …, page 24

Going Concern, page 24

20.   We note your discussion of your accumulated deficit, and we read that "these conditions
        raise substantial doubt about the Company's ability to continue as a going concern." As
        indicated in Note 4 to your financial statements, there appear to be additional factors that
        also contributed to your auditors' conclusion that there is substantial doubt about your
        ability to continue as a going concern. Specifically, we note the references in Note 4 to
        your working capital deficit and lack of revenues. Please revise your disclosure on page
        24 to also address these additional factors to provide your readers with a better
        understanding of why your auditors believe there is substantial doubt about your ability
        to continue as a going concern.

Critical Accounting Policies, page 25

21.   We note your reference to the description of your accounting policies in the footnotes to
        your financial statements. Please revise to instead provide disclosures about your critical
        accounting policies. We remind you that your disclosure of critical accounting estimates
        within Management's Discussion and Analysis should supplement, not duplicate, the
        description of accounting policies that are already disclosed in the notes to the financial
        statements. Your disclosure of critical accounting estimates should be limited to those
        accounting estimates or assumptions where the nature of the estimates of assumptions is
        material due to the levels of subjectivity and judgment necessary to account for highly
        uncertain matters or the susceptibility of such matters to change and where the impact of
        the estimates and assumptions on financial condition or operating performance is
        material. While accounting policy notes in the financial statements generally describe the
        method used to apply an accounting principle, the discussion in MD&A should present
        your analysis of the uncertainties involved in applying a principle at a given time or the
        variability that is reasonably likely to result from its application over time. Please refer to
        Section V of our Release No. 33-8350, and revise. As an example, we assume that the
        valuation of your stock compensation is a critical accounting estimate and believe you
        should discuss the significant factors considered, assumptions made, and methodologies
        used in determining the fair value of the common stock you issued. In addition, discuss
        consideration given to alternative factors, methodologies, and assumptions.

Directors, Executive Officers, Promoters and Control Persons, page 26

22.   Please revise management's biographical information to remove commentary where possible, limiting biographical information to basic descriptions of places employed and positions held rather than focusing on subjective descriptions of accomplishments or job performance. Refer to Item 11(k) of Form S-1 and Item 401 of Regulation S-K.

23.   Please also revise the title for Mr. Wise throughout your registration statement. By way of example only, in the table under this heading you state that Mr. Wise is President, Secretary, Treasurer and Director. In the description of his background and business experience under this heading you state that he is President and Director. On your signature page you state that Mr. Wise is your Director, President, Secretary, Treasurer, and Principal Accounting Officer.

24.   Please also revise your registration statement to remove references to your directors and executive officers, including references under this heading, since it appears that Mr. Wise serves as your sole director and executive officer.

25.   In the last paragraph under this heading, please revise the bulleted list to cover all of the items set forth in Item 401(f) of Regulation S-K. Alternatively, if none of the Item 401(f) events are applicable, you also could delete this paragraph in lieu of revising it.

Executive Compensation, page 27

Summary Compensation Table, page 27

26.   Please use the required headings for this table. Refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K. Please also revise your corresponding discussion following this table, as applicable.

Security Ownership of Certain Beneficial Owners and Management, page 28

27.   Footnote 3 reflects an offering size of 30,000,000 shares and states that the aggregate amount of shares to be issued and outstanding after the offering is 30,200,000. Since you have 6,000,000 shares currently outstanding and the offering size is 3,000,000, please revise or advise.

Certain Relationships and Related Party Transactions, page 29

28.   Please disclose the maturity date of the loan with Mr. Wise. Please also disclose whether the terms of the loan are comparable to terms you could have obtained from unaffiliated third persons. If the loan agreement is written, please file this agreement as an exhibit to your registration statement.

Financial Statements, page F-1

29.   Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

Report of the Independent Registered Public Accounting Firm, page F-2

30.   We note that the current audit report does not include a conformed signature. Refer to Rule 302 of Regulation S-T and revise to provide a conforming signature on this report.

Balance Sheet, page F-3

31.   We note several places in the filing where you discuss a loan from your sole officer and director in the amount of $15,000, such as under Liquidity and Capital Resources on page 25 and under Certain Relationships and Related Party Transactions on page 29. However, the note payable on the balance sheet and the disclosure in Note 5 – Related Party Transactions on page F-10 reflect a loan of $10,000. Please explain this difference to us and revise as necessary.

Statement of Cash Flows, page F-6

32.   Please explain to us why you classified the proceeds from the $10,000 note payable to your officer, director, and sole shareholder as an operating cash flow instead of classifying it as a financing cash flow. Refer to paragraph 19(b) of SFAS 95 and provide us with your analysis of the substance of this transaction.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Federal Income Taxes, page F-8

33.   Please tell us how you considered providing the applicable disclosures required by SFAS 109.

Note 3 – Capital Stock, page F-10

34.   We note your disclosure of the stock issued as compensation for services to your sole officer and director during 2008. We have the following comments:

- Please revise this footnote to provide the disclosures required by paragraph A240 of SFAS 123R for these stock grants.

- In your response, please expand upon the disclosure required by paragraph A240(e)(1) to tell us whether a contemporaneous or retrospective valuation was performed for each stock grant and whether you used a valuation specialist. If you did not use a valuation specialist, please describe to us the objective evidence that supports your determination of the fair value of your common stock at each grant or issue date.

- Finally, given your proposed offering price of $0.01 per share, please explain to us why you believe the fair value of your stock in September and December 2008 was only $0.001 per share, including describing any significant factors that are contributing to this difference.

Note 5 – Related Party Transactions, page F-10

35.   Please confirm to us, if true, that your financial statements include all costs of doing business, including any costs that were paid for or donated to you by your affiliates or by Mr. Wise, other than the use of the office space and equipment of Wise Savings that is currently disclosed.

36.   Please explain to us how you accounted for the $3,200 advanced to you by Wise Exchange, including where this advance is classified on your balance sheet and in your statement of cash flows. If you have classified this amount within cash flows from operations, please provide us with your analysis of the substance of this transaction to support such classification under SFAS 95. Finally, please disclose whether this advance has a stated maturity date and if and when you intend to repay it. In this regard, based on your use of proceeds disclosed on page 14 and your discussion of the expected uses of your cash over the next 12 months in your plan of operations on page 24, it is unclear to us that you plan to repay this advance within the next 12 months.

37.   We note that you have not yet generated any revenues; however, given your sales representation agreement with Wise Savings and the fact that you are negotiating a similar agreement with Wise Exchange, we assume that you may generate revenues from transactions with these companies under common control and management in the near future. We have the following comments:

- Please disclose the terms of these sales representation agreements in your footnote. Refer to paragraph 2 of SFAS 57.

- At the time that you begin to recognize revenues from sales to these commonly controlled companies, please provide a revenue recognition accounting policy in your footnotes that clearly addresses how you recognize revenue from these commonly controlled companies and how your policy complies with the guidance in SAB 104. In this regard, it is not clear to us that it would be appropriate to recognize revenue for services provided to your affiliates until they sold these services to unrelated third parties.

Item 16. Exhibits, page 32

38.   In addition to the loan agreement in the preceding comment, please also file as an exhibit to your registration statement your non-exclusive sales representations agreement with Wise Savings referenced in your registration statement or tell us why it is not appropriate to do so.

Item 17. Undertakings, page 32

39.   Please revise your undertakings to delete the reference to Lucas Publications and instead refer to Wise Sales, Inc.

40.   Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertakings included in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your filing to include those undertakings.

Signatures, page 33

41.   Please include the signature of your principal executive officer and your principal financial officer in your next filing. If Mr. Wise also serves as your principal executive officer and your principal financial officer, please include his title on the signature page and make corresponding changes under the heading "Directors, Executive Officers, Promoters and Control Persons" on page 26. Refer to Instruction 1 to "Signatures" of Form S-1.

Exhibit 5, Opinion of Joseph L. Pittera, Esq.

42.   Counsel states that the opinion is limited to the laws as in effect on the date of its opinion. Counsel also states certain "facts are deemed to be accurate as of the date of [the] letter and [the] letter and the opinions do not take into consideration any events that may occur subsequent [thereto]." Please note that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, counsel should revise the opinion to eliminate these limitations.

43.   Counsel should revise its opinion to contemplate the future issuance of the shares covered by the registration statement since these shares have not yet been validly issued or fully paid.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joseph Lambert Pittera, Esq.
        Law Office of Joseph Lambert Pittera, Esq.
        Facsimile Number: (310) 328-3063